Exhibit 12.1

EXELIXIS, INC.
STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)
Our earnings were insufficient to cover fixed charges for the periods presented. The following table sets forth our our deficiency of earnings to cover fixed charges.

	Three Months Ended March 31,	Year Ended December 31,
	2016	2015	2014	2013	2012
Fixed charges:
Interest expense	$12,414	$48,673	$48,607	$45,347	$27,088
Interest portion of rental expense	168	755	886	935	2,948
Total fixed charges	$12,582	$49,428	$49,493	$46,282	$30,036
Earnings:
Net loss before income taxes	$(61,347)	$(169,682)	$(268,724)	$(244,856)	$(147,538)
Fixed charges per above	12,582	49,428	49,493	46,282	30,036
Earnings	$(48,765)	$(48,178)	$(219,049)	$(198,574)	$(117,502)
Deficiency of earnings available to cover fixed charges	$(61,347)	$(97,606)	$(268,724)	$(244,856)	$(147,538)